                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ______________________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                           SEABULK INTERNATIONAL, INC.
________________________________________________________________________________
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)

                                    81169P101
________________________________________________________________________________
                                 (CUSIP Number)

                               C/R Marine GP Corp.
                          c/o Riverstone Holdings, LLC
                         712 Fifth Avenue, 19/th/ Floor
                            New York, New York 10019
                         Attention: Pierre Lapeyre, Jr.
                              Phone: (212) 993-0093
________________________________________________________________________________
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 16, 2005
________________________________________________________________________________
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    C/R Marine Domestic Partnership, L.P. ("C/R U.S.")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[_]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00 - Contributions from Partners
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
           NUMBER OF
            SHARES                           0 shares of Common Stock
         BENEFICIALLY                 ----------------------------------------------------------------------------
           OWNED BY                   8      SHARED VOTING POWER
             EACH
          REPORTING                          1,218,937 shares of Common Stock (includes 8,569 shares of
            PERSON                           Common Stock issuable upon exercise of Warrants)
             WITH                     ----------------------------------------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                             0 shares of Common Stock

------------------------------------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER

                                             1,218,937 shares of Common Stock (includes 8,569 shares of
                                             Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,218,937 shares of Common Stock (includes 8,569 shares of Common Stock issuable upon exercise of Warrants)
-----------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
    EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.2%
-----------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine Non-U.S. Partnership, L.P. ("C/R Int'l")
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)[_]
                                                               (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     00 - Contributions from Partners
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
      NUMBER OF
        SHARES         0 shares of Common Stock
                  --------------------------------------------------------------
    BENEFICIALLY   8   SHARED VOTING POWER
      OWNED BY
        EACH           3,757,560 shares of Common Stock (includes 26,417 shares
      REPORTING        of Common Stock issuable upon exercise of Warrants)
        PERSON    --------------------------------------------------------------
        WITH       9   SOLE DISPOSITIVE POWER

                       0 shares of Common Stock
                  --------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       3,757,560 shares of Common Stock (includes 26,417 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,757,560 shares of Common Stock (includes 26,417 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                  [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.0%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine Coinvestment, L.P. ("C/R Coinvestment")
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)[_]
                                                               (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS


     00 - Contributions from Partners
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF
     SHARES              0 shares of Common Stock
                  --------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY

       EACH              512,899 shares of Common Stock (includes 3,606 shares
     REPORTING           of Common Stock issuable upon exercise of Warrants)
                  --------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH
                         0 shares of Common Stock
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         512,899 shares of Common Stock (includes 3,606 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     512,899 shares of Common Stock (includes 3,606 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                  [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     2.2%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine Coinvestment II, L.P. ("C/R Coinvestment II")
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     00 - Contributions from Partners
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
    NUMBER OF
     SHARES           0 shares of Common Stock
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH            368,435 shares of Common Stock (includes 2,590 shares of
    REPORTING         Common Stock issuable upon exercise of Warrants)
                 ---------------------------------------------------------------
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH
                      0 shares of Common Stock
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      368,435 shares of Common Stock (includes 2,590 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     368,435 shares of Common Stock (includes 2,590 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                   [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine GP Corp.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
    NUMBER OF
     SHARES           0 shares of Common Stock
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH            5,857,831 shares of Common Stock (includes 41,182 shares
    REPORTING         of Common Stock issuable upon exercise of Warrants)
                 ---------------------------------------------------------------
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH
                      0 shares of Common Stock
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      5,857,831 shares of Common Stock (includes 41,182 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,857,831 shares of Common Stock (includes 41,182 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                   [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     25.2%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

          This Amendment No. 2 (the "Amendment") to the Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 17, 2002 (the "Schedule 13D"), as amended by Amendment No. 1, dated September 13, 2002 ("Amendment No. 1"), relating to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Seabulk International, Inc. (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D and Amendment No. 1, as applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 to the Schedule 13D and Amendment No. 1 are hereby amended in pertinent part as follows:

          On March 16, 2005, Seacor Holdings Inc., a Delaware corporation ("Seacor"), SBLK Acquisition Corp., a Delaware corporation and a direct, wholly owned subsidiary of Seacor ("Merger Sub"), CORBULK LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Seacor ("LLC") and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for the indirect acquisition by Seacor (through Merger Sub and, if necessary, subsequently through LLC in a forward merger) in a stock and cash transaction of all of the issued and outstanding equity securities of the Company (the "Merger").

          In connection with the execution of the Merger Agreement, Nautilus Acquisition, L.P., a Delaware limited partnership ("Nautilus") and C/R Int'l., C/R U.S., C/R Coinvestment and C/R Coinvestment II (collectively, the "C/R Purchasers") (each of Nautilus and the C/R Purchasers, a "Stockholder" and collectively, the "Stockholders"), entered into (i) a Stockholders' Agreement, dated as of March 16, 2005, (the "Stockholders' Agreement"), with Parent, Merger Sub and LLC, and (ii) a Registration Rights Agreement, dated as of March 16, 2005 (the "Registration Rights Agreement"), with Seacor, the principal terms of which agreements are described below. The following descriptions of the Stockholders' Agreement and the Registration Rights Agreement are summaries only and are qualified in their entirety by reference to the Stockholders' Agreement and the Registration Rights Agreement, each of which is being filed as an exhibit to this Amendment No. 2 and is incorporated herein by reference.

               Stockholders Agreement.

          Non-Solicitation. Except to the extent the Company is permitted to do so by the Merger Agreement, each Stockholder agreed not to, and not to permit its representatives, to solicit, participate in discussions or enter any agreement with respect to any other Takeover Proposals (as defined in the Merger Agreement) for the Company, and agreed to notify Seacor if it received such a proposal.

          Agreement to Vote. During the time the Stockholders' Agreement is in effect, each Stockholder agreed to vote all of its Existing Shares (as defined in the Stockholders' Agreement) (i) for adoption of the Merger at any meeting of stockholders of the Company and (ii) against (a) any Takeover Proposal, without regard to any recommendation of the Company's board of directors concerning such Takeover Proposal and without regard to the term's of such Takeover Proposal,
(b) any agreement or other action that could prevent, impede or delay the consummation of the Merger or (c) any action that would result in a breach of any representation, warranty or covenant of the Company in the Merger Agreement.

          Restrictions on Dispositions. Each Stockholder agreed, while the Stockholders' Agreement is in effect and subject to certain exceptions, not to sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement or understanding to sell, any of the Common Stock it owns.

          Irrevocable Proxy. Each Stockholder granted Seacor an irrevocable proxy to permit Seacor or its designee to vote the Common Stock it holds in the Company in favor of approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. The irrevocable proxy will be deemed revoked upon the valid termination of the Stockholders' Agreement.

          Termination. The Stockholders' Agreement will terminate automatically upon the termination of the Merger Agreement and will be deemed satisfied in full and terminated upon the consummation of the Merger.

               Registration Rights Agreement.

          Shares of Seacor common stock to be issued to the Stockholders under the terms of the Merger Agreement will be subject to certain restrictions under the Securities Act of 1933, as amended. Consequently, Seacor and the Stockholders entered into the Registration Rights Agreement, pursuant to which Seacor agreed, among other things, that no later than 30 days after the closing date of the Merger, it will file a shelf registration statement relating to the offer and sale by the Stockholders of their shares of Seacor common stock acquired in the Merger. Seacor agreed to keep the shelf registration statement effective for three years from the effective time of the Merger, which period may be extended in certain circumstances, and agreed to assist the Stockholders in effecting up to three underwritten offerings. Seacor also agreed to afford the Stockholders certain piggyback registration rights.

          Item 7.  Material to be Filed as Exhibits.

          The following exhibits are filed herewith:

          Exhibit 6A: Stockholders' Agreement, dated as of March 16, 2005.

          Exhibit 6B: Registration Rights Agreement, dated as of March 16, 2005.

          Exhibit 6C: Joint Filing Agreement, dated as of July 16, 2002 (incorporated by reference to the Schedule 13D.)

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2005

                           C/R MARINE DOMESTIC PARTNERSHIP, L.P.

                           By:      C/R Marine GP Corp.
                                    its General Partner

                           By:         /s/ Daniel A. D'Aniello
                                    ------------------------------
                                    Name:  Daniel A. D'Aniello
                                    Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2005

                               C/R MARINE NON-U.S. PARTNERSHIP, L.P.

                               By:  C/R Marine GP Corp.
                                    its General Partner

                               By:    /s/  Daniel A. D'Aniello
                                    ----------------------------
                                    Name:  Daniel A. D'Aniello
                                    Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2005

                                     C/R MARINE COINVESTMENT, L.P.

                                     By: C/R Marine GP Corp.
                                         its General Partner


                                     By:   /s/  Daniel A. D'Aniello
                                         -------------------------------
                                         Name:  Daniel A. D'Aniello
                                         Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2005

                                  C/R MARINE COINVESTMENT II, L.P.

                                  By:  C/R Marine GP Corp.
                                       its General Partner

                                  By:    /s/  Daniel A. D'Aniello
                                       -------------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2005

                               C/R MARINE GP CORP.

                               By:    /s/  Daniel A. D'Aniello
                                    -------------------------------
                                    Name:  Daniel A. D'Aniello
                                    Title: President